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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. 1)

                                 Capital Trust
           --------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Shares of Beneficial Interest,
                               Par Value $1.00 Per Share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    140920109
           --------------------------------------------------------
                                 (CUSIP Number)

                               Stanley M. Stevens
                               Chief Legal Counsel
                         Equity Office Properties Trust
                     Two North Riverside Plaza, Suite 2200
                                Chicago, IL 60606
                                  (312) 466-3300
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   July 28, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


                              Page 1 of  4 Pages


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CUSIP No. 140920109                   13D                 Page  2  of  4  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     EOP Operating Limited Partnership  FEIN: 36-4156801
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     BK (1)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                /  /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 4,273,500 (1)(2)
 by Each Reporting           --------------------------------------------------
 Person                       (8) Shared Voting
                                    Power                        0 (1)
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 4,273,500 (1)(2)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                       0 (1)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,273,500 (1)(2)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                     /  /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
       19.0% (1)(2)(3)(4)
-------------------------------------------------------------------------------
(14) Type of Reporting Person
       OO
-------------------------------------------------------------------------------

(1) As previously reported on the original Schedule 13D filed on August 6, 1998 by EOP Operating Limited Partnership.

(2) Consists of 4,273,500 shares which EOP Operating Limited Partnership currently has the right to acquire upon conversion of securities held by it, as more fully described in Item 4 of the Original Schedule 13D filed on August 6, 1998.

(3) Assuming issuance of an additional 4,273,500 shares upon conversion by EOP Operating Limited Partnership.

(4) Based upon 18,229,650 shares outstanding, as reported in the Issuer's Form 10-Q for the quarter ended March 31, 1998.

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                                                          Page  3  of  4  Pages
                                                               ---    ---

     This Amendment No. 1 amends the Schedule 13D filed on August 6, 1998 by EOP Operating Limited Partnership ("EOP") with respect to the Class A Common Shares of Beneficial Interest, par value $1.00 per share (the "Common Shares"), of Capital Trust, a California business trust. Only those items amended are reported herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b). Timothy H. Callahan, listed on Appendix A to the original
Schedule 13D as the President and Chief Executive Officer of EOP's managing general partner, beneficially owns 18,181 Common Shares.


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                                                          Page  4  of  4  Pages
                                                               ---    ---


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 24, 1998
---------------
(Date)

                                       EOP OPERATING LIMITED PARTNERSHIP
                                       By: Equity Office Properties Trust, its
                                           managing general partner

                                       By:  /s/ Stanley M. Stevens
                                           -------------------------------
                                           Name: Stanley M. Stevens
                                           Title: Executive Vice President,
                                                  Chief Legal Counsel and
                                                  Secretary